                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             ILM Senior Living, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Shares of Common Stock, $0.01 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                      None

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter R. Pancione, Esq.
                         Gipson Hoffman & Pancione, P.C.
           1901 Avenue of the Stars, Suite 1100, Los Angeles, CA 90067
                            Telephone: (310) 556-4660
                            Facsimile: (310) 556-8945

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 25, 2000

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)


                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No.         None                                         Page 2 of 6 Pages

--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON

            Redwood Investors, LLC

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a ) /X/
                                                                       (b)  / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------
               NUMBER OF                7     SOLE VOTING POWER
                SHARES                        390,933
             BENEFICIALLY
               OWNED BY                 ----------------------------------------
                 EACH                   8     SHARED VOTING POWER
               REPORTING                      390,933
                PERSON
                 WITH                   ----------------------------------------
                                        9     SOLE DISPOSITIVE POWER
                                              390,933

                                        ----------------------------------------
                                        10    SHARED DISPOSITIVE POWER
                                              390,933
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            390,933

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.20

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
            00

                                  SCHEDULE 13D

CUSIP No.         None                                         Page 3 of 6 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

            Arlen Capital, LLC

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            California

--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES                          -0-
            BENEFICIALLY
              OWNED BY                   ---------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING                        390,933
               PERSON
                WITH                     ---------------------------------------
                                         9     SOLE DISPOSITIVE POWER
                                               -0-
--------------------------------------------------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               390,933
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            390,933

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.20

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON* 00
            00

                                  SCHEDULE 13D

CUSIP No.         None                                         Page 4 of 6 Pages

--------------------------------------------------------------------------------
ITEM 1.     SECURITY AND ISSUER

            The title and class of securities are Shares of Common Stock $0.01 Par Value ("Shares") of ILM Senior Living, Inc. ("ILM"). ILM's principal executive offices are located at 8180 Greensboro Drive, Suite 850, McLean, Virginia 22102.

            The last known filing pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is ILM's Annual Report on Form 10-K for the fiscal year ended August 31, 1999. Based on such Report, the undersigned believe there are 7,520,100 outstanding Shares. The Shares are not presently traded on any national securities exchange.

ITEM 2.     IDENTITY AND BACKGROUND

      1) a) Name: Redwood Investors, LLC, a Delaware limited liability company ("Redwood")
            b) Business address:  1650 Hotel Circle North, Suite 200, San Diego,
               California 92108
            c) Principal business:  Investments
            d) Criminal proceedings: none
            e) Civil proceedings: none

      2) a) Name: Arlen Capital, LLC, a California limited liability company ("Arlen")
            b) Business address:  1650 Hotel Circle North, Suite 200, San Diego,
               California 92108
            c) Principal business:  Investments (the Manager of Redwood)
            d) Criminal proceedings:  none
            e) Civil proceedings:   none

      3)    a) Name:  Don Augustine ("DA")
            b) Business address:  1650 Hotel Circle North, Suite 200, San Diego,
               California 92108
            c) Principal occupation: Manager of Arlen, whose principal business and address are set forth in paragraph 2) above and incorporated herein by this reference.
            d) Criminal proceedings:  none
            e) Civil proceedings:   none
            f) Citizenship:  U.S.

      4)    a) Name:  Lynn T. Wells ("LTW")
            b) Business address:  1650 Hotel Circle North, Suite 200, San Diego,
               California 92108
            c) Principal occupation: Manager of Arlen, whose principal business and address are set forth in paragraph 2) above and incorporated herein by this reference.
            d) Criminal proceedings:  none
            e) Civil proceedings:   none
            f) Citizenship:  U.S.

                                       SCHEDULE 13D

CUSIP No.         None                                         Page 5 of 6 Pages

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On April 27, 1998 Redwood purchased 377 Shares through a matching service for $3,449.17 using its working capital.

      Redwood also purchased an aggregate of 372,456 Shares for an aggregate of $3,284,441 using its working capital in six separate tender offers as follows:


  Date of Tender Offer          Expiration Date                  Shares Purchased                Price Per Share
------------------------ ------------------------------ ----------------------------- ----------------------------------
June 4, 1998                  August 28, 1998                          61,305                         $7.00
------------------------ ------------------------------ ----------------------------- ----------------------------------
January 26, 1999              February 26, 1999                        51,698                         $8.00
------------------------ ------------------------------ ----------------------------- ----------------------------------
March 23, 1999                April 30, 1999                           94,737                         $8.90
------------------------ ------------------------------ ----------------------------- ----------------------------------
June 4, 1999                  July 8, 1999                             69,286                         $9.00
------------------------ ------------------------------ ----------------------------- ----------------------------------
August 6, 1999                September 10, 1999                       63,246                        $10.00
------------------------ ------------------------------ ----------------------------- ----------------------------------
September 30, 1999            November 5, 1999                         32,184                        $10.75
------------------------ ------------------------------ ----------------------------- ----------------------------------

      On January 25, 2000 Redwood, using its working capital, purchased 18,100 Shares in two negotiated transactions. (See Item 5.1 c) below.)

ITEM 4.     PURPOSE OF TRANSACTION

             The purpose of the transactions was to purchase Shares for investment purposes only. No extraordinary transactions between Redwood and ILM are presently contemplated

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      1) a) Redwood holds 390,933 Units of ILM, which represents approximately 5.20%of the believed 7,520,100 Shares outstanding.

            b) Redwood through its Manager, Arlen, has the sole power to vote and dispose of 390,933 Shares .

            c) On January 25, 2000 Redwood purchased 500 Shares for $4,878.75 ($9.75 per Share) in a negotiated transaction, from one unaffiliated purchaser. The transaction was effected by telephone, U.S. Mail and payment was made by check.

            On January 25, 2000 Redwood purchased 17,600 shares for $183,348 ($10.42 per Share) in a negotiated transaction from one unaffiliated purchaser. The transaction was effected by telephone, U.S. mail and payment was made by check.

            d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of the Shares, except as indicated above.

            e) Not Applicable.

      2) a) Arlen, as a Member of and the Manager of Redwood indirectly holds 390,933 Shares of ILM which represents approximately 5.20% of the believed 7,520,100 Shares outstanding.

                                  SCHEDULE 13D

CUSIP No.         None                                         Page 6 of 6 Pages

            b) Arlen, as the manager of Redwood and Redwood have the shared power to vote and to dispose of the 390,933 Shares.

            c) Please refer to 5.1)(c) above which is incorporated herein by this reference.

            d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of the Shares, except as indicated above.

            e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Agreement to File Single Statement.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of all the parties identified in Item 2 above.

      Dated:   January 27, 2000           REDWOOD INVESTORS, LLC
                                          a Delaware limited liability company

                                          By its Manager
                                          Arlen Capital, LLC
                                          a California limited liability company

                                          By:   /s/ Don Augustine
                                                --------------------------------
                                                Don Augustine, Manager

                                          ARLEN CAPITAL, LLC
                                          a California limited liability company

                                          By its Manager, Don Augustine

                                          By:   /s/ Don Augustine
                                                --------------------------------
                                                Don Augustine, Manager